UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2014	BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner Brookfield Property Partners
Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release of Brookfield Property Partners L.P. dated December 4, 2014

99.2	Subscription Agreement among Qatar Investment Authority, Brookfield Property L.P. and Brookfield Property Partners L.P., dated December 4, 2014

99.3	Investor Agreement between Qatar Investment Authority and Brookfield Property Partners L.P., dated December 4, 2014

99.4	First Amendment to the Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P., dated December 4, 2014

99.5	Guarantee Agreement between Brookfield Property Partners L.P. and Qatar Investment Authority, dated December 4, 2014